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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-51343

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 07/01/16 and ending 06/30/17

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Leader Capital Corporation

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
315 W. Mill Plain Blvd. Suite 204
(No. and Street)

Vancouver	WA	98660
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: John E. Lekas (503) 294-1010
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 Lincolnway Lane Suite 214A
(No. and Street)

Frankfort	Illinois	60423
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

aKB

OATH OR AFFIRMATION

I, **John E. Lekas**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Leader Capital Corporation, as of June 30, 2017, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.


OFFICIAL STAMP
CHARLENE R. SWEENEY
NOTARY PUBLIC - OREGON
COMMISSION NO. 934654
MY COMMISSION EXPIRES DECEMBER 17, 2018

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption Report

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Director of
Leader Capital Corporation

We have audited the accompanying statement of financial condition of Leader Capital Corporation as of June 30, 2017, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Leader Capital Corporation as of June 30, 2017, in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
August 24, 2017

Phone:708.489.1680 Fax:847.750.0490 I **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423
330 E. Northwest Hwy I Mt. Prospect, IL 60056

LEADER CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2017

ASSETS

Cash and cash equivalents	$ 600,307
Investment advisory fees receivable	154,198
Securities owned, at fair value	715,873
Office furniture, equipment, software and automobiles (net of accumulated depreciation of $372,647)	67,432
Prepaid expenses	31,042
Other assets	3,468
TOTAL ASSETS	$ 1,572,320

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 83,336
Note payable	20,654
Total Liabilities	$ 103,990
SHAREHOLDER'S EQUITY	
Common stock, no par value; authorized 1,000 shares; issued and outstanding 100 shares	$ 1,000
Additional paid-in capital	286,233
Retained earnings	1,181,097
Total Shareholder's Equity	$ 1,468,330
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 1,572,320

The accompanying notes are an integral part of this financial statement.

LEADER CAPITAL CORPORATION

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED JUNE 30, 2017

NOTE 1 - NATURE OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – Leader Capital Corporation (the "Company") was incorporated in the state of Oregon on June 27, 2001 and reorganized in the State of Washington on May 31, 2009. The Company is a wholly-owned subsidiary of Leader Holding Company, Inc. The Company is registered as a broker/dealer and an investment advisor with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is providing investment advice.

Basis of Presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Investment Advisory Fees - The Company recognizes revenue from investment advisory services at the time that all related services required by the Company to complete the transaction have been provided.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Concentrations of credit risk - The Company's cash is on deposit at two financial institutions and the balances at times may exceed the federally insured limit. The Company has not experienced any loss in such accounts.

Office Furniture, Equipment, Software and Automobiles - Depreciation is provided using the straight-line method over three, five and ten year periods.

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - NATURE OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES– *(Continued)*

Securities Owned – The Company invests in various securities such as exchange traded funds or mutual funds. At June 30, 2017, these securities were classified as "available-for-sale" and reported at fair value, with the unrealized gains and losses included in other income on the Statement of Operations.

NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

NOTE 2 - FAIR VALUE MEASUREMENT - *(Continued)*

		Fair Value Measurements at Reporting Date Using		
Description	**Fair Values as of June 30, 2017**	**Level 1**	**Level 2**	**Level 3**
Cash and cash equivalents – Money market funds	$ 4,636	$ 4,636	$ 0	$ 0
Exchange-traded fund	311,380	311,380	0	0
Mutual fund	404,493	404,493	0	0
	$ 720,509	$ 720,509	$ 0	$ 0

The mutual fund is a publicly-traded investment consisting of a bond portfolio. The Company is the investment advisor to this mutual fund (See Note 8).

No valuation techniques have been applied to all others assets and liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historical values.

NOTE 3 – FIXED ASSETS

Fixed assets consist of the following at June 30, 2017:

Computers	$ 102,103
Furniture and equipment	100,425
Auto	237,551
Total	440,079
Less: accumulated depreciation	372,647
Net	$ 67,432

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2017, the Company's net capital and required net capital were $1,298,846 and $6,933, respectively. The ratio of aggregate indebtedness to net capital was 8%.

NOTE 5 - CONCENTRATION OF REVENUE

During the year ended June 30, 2017, the Company earned 100% of its total investment advisory fee revenue from an affiliated entity (See Note 8).

NOTE 6 - NONMONETARY TRANSACTIONS

During the year ended June 30, 2017, the Company has been provided quotation services, research and other services valued at $186,176 and $161,218, respectively, from two other broker/dealers at no cost to the Company. These services have been provided to the Company in consideration of securities transactions forwarded by the Company to the other broker/dealers.

NOTE 7 - INCOME TAXES

As mentioned in Note 1, the Company is a wholly-owned subsidiary of Leader Holding Company, Inc. (Leader Holding). Both entities have elected S Corporation status for income tax purposes and, effective June 30, 2009, the Company has been accepted to file as a Qualified Subchapter S Subsidiary through Leader Holding. Therefore, the income taxes are the responsibility of the individual shareholder of Leader Holding.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2014.

NOTE 8 - RELATED PARTY TRANSACTIONS

Leader Holding is the sponsor of the Leader Holding Company defined benefit pension plan (Plan) and follows a calendar year for accounting purposes. The Company funds the contribution on Leader Holding's behalf and incurs the related expense. The expense associated with this Plan was $380,000 for the year ended June 30, 2017.

Through common ownership and management, the Company is also affiliated with ABC Analytics Corp. (ABC) for its Portland, Oregon office space. The original office lease expired in May 2017. The Company prepaid $129,684 to ABC in the prior fiscal year and expensed this amount during the year ended June 30, 2017. ABC entered a two year lease for a new office space in June 2017. The Company expensed the June 2017 rent of $2,083. For the years ending June 30, future minimum payments for this lease are $24,992 for 2018 and 2019.

Through common management the Company is affiliated with Leader Short-Term Bond Fund (Short-Term Fund), Leader Total Return Fund (Total Return Fund) and Leader Floating Rate Fund (Floating Fund). The Company launched the Floating Fund in November 2016. In addition, the Company is the investment advisor for the Short-Term Fund, the Total Return Fund and the Floating Fund (together referred to as the Funds) and has executed written investment advisory agreements with the Funds.

Pursuant to terms of the agreement with the Short-Term Fund and the Total Return Fund, the Company earned investment advisory fees totaling $2,607,080 during the year ended June 30, 2017 and, of that amount, $154,198 was receivable at June 30, 2017. There were no investment advisory fees earned on the Floating Fund during the year ended June 30, 2017.

NOTE 9 - RETIREMENT PLAN

The Company sponsors a 401(k) profit-sharing and deferred compensation plan with a calendar year end. Under the terms of the plan, employees must be at least 21 years of age and have completed six consecutive months of service to become eligible for the plan. The Company is permitted to make additional discretionary contributions. The expense associated with this plan was $43,538 for the year ended June 30, 2017.

NOTE 10 - NOTE PAYABLE

The Company has a note payable with a finance company, requiring monthly payments of $1,312, including interest at 2.24%, collateralized by an automobile and due October 2018.

NOTE 11 - OTHER INCOME

Included in other income on the Statement of Operations is $456,000 representing a refund of consulting fees for services never performed by the vendor. These consulting fees were paid by the Company in the prior year.

NOTE 12 - CONTINGENCIES

The Company, from time to time, is involved in certain claims and arbitrations incidental to its business. Management is of the opinion that any claims, either individually or in the aggregate, to which the Company is a party will not have a material adverse effect on the Company's financial position or operations.

LEADER CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

JUNE 30, 2017